Exhibit 99.2

------- Fold ------- Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. www.computershare.com/ noticeandaccess Toll Free 1-866-964-0492 Notice of Availability of Proxy Materials for NEW FOUND GOLD CORP. Annual General Meeting Meeting Date and Location: When: June 25, 2026 10:00 am (Eastern Time) Where: 20 Adelaide Street East, Suite 603 Toronto, Ontario M5C 2T6 You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://newfoundgold.ca/investors/agm-materials/ OR www.sedarplus.ca How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 15, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact +1 416-775-2700 ext 5. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact +1 416-775-2700 ext 5. Dual

------- Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Number of Directors - Fixing the Number of Directors 2. Election of Directors - Election of Directors 3. Appointment of Auditors - Appointment of Auditors 4. Approval of Stock Option Plan - Approval of Stock Option Plan 5. Approval of Share Unit Plan - Approval of Share Unit Plan Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery � No Annual Report (or Annual Financial Statements) is (are) included in this mailing